

November 7, 2017

<u>Via E-mail</u>
Robert A. Iger
Chairman and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

     Re: **The Walt Disney Company**
              Form 10-K for the Fiscal Year Ended October 1, 2016
              Filed November 23, 2016
              File No. 1-11605

Dear Mr. Iger:

     We refer you to our comment letter dated September 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance